

July 3, 2013

Via E-mail
Mr. Paul Rivett
Vice President, Operations
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J2N7

  Re: **Fairfax Financial Holdings Limited**
     Form 40-F for Fiscal Year Ended December 31, 2012
     Filed March 8, 2013
     File No. 001-31556

Dear Mr. Rivett:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jim B. Rosenberg

          Jim B. Rosenberg
          Senior Assistant Chief
          Accountant